July 17, 2017

Donald Steinberg
Chief Executive Officer
Marijuana Company of America, Inc.
5256 S. Mission Road, 703 #314
Bonsall, CA 92003

          Re: Marijuana Co of America, Inc.
              Amendment No. 1 to
               Registration Statement on Form 10-12G
              Filed June 20, 2017
              File No. 000-27039
Dear Mr. Steinberg:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

          After reviewing your response to these comments, we may have additional comments.

From 10-12G/A filed June 20, 2017

General

1. Please be advised that your registration statement will automatically become effective 60 days after the initial filing date. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.
 Donald Steinberg
Marijuana Company of America, Inc.
July 17, 2017
Page 2
Business, page 3

2. We note the statement on page 1 that hempSMART is "focused on the development and sale of legal hemp based products" and on your webpage that "hempSMART does not sell or distribute any products that are in violation of the United States Controlled Substances
       Act." However, on page 10 you state "Marijuana and CBD are Schedule I controlled substances and are illegal under federal law. Even in states that have legalized the use of marijuana and/or CBD, its sale and use remain violations of federal law." Please reconcile your disclosure and clarify what you mean by "legal" hemp-based products.


3. We note your statement that your hempSMART Brain product is considered a "nutraceutical." The term "nutraceutical" has no meaning in FDA rules and regulations.
       To the extent you use the term to describe your product, you should clearly define the term the first time it is used and briefly explain why it is an accurate descriptor of your product.
4. We note the disclosure on page 6 regarding Cannabinoid Oil ("CBD") and your statements of the effect of CBD in treating a number of physical conditions and diseases.
        Please revise to disclose the effect of the United States Food and Drug Administration's regulation on your business, including any requirement for FDA approval of your products, the nature and duration of the FDA approval process, the status of your products in this approval process, regulation of the manufacturing and labeling of your products, post-market approval reporting and record keeping, and the regulation of the advertising and promotion of your products. Also include the sanctions for non-compliance with
       FDA regulation.

hempSMART, page 6

5. We note your statement that there is a "large body of anecdotal medical and scientific research to support claims that CBD is helpful in treating a number of physical conditions and diseases...." Please revise to remove this statement regarding the medicinal effects of
       CBD, as products containing CBD have not been approved by FDA for the diagnosis, cure, mitigation, treatment, or prevention of any disease.

Sources and Availability of Raw Materials and the Names of Principal Suppliers, page 7

6. Revise this section as well as your Liquidity and Capital Resources section to quantify and discuss the status of the pending funding commitments under the joint venture and licensing arrangements. To the extent possible, also quantify and more clearly describe your operational and service commitments under these joint venture and licensing arrangements.
 Donald Steinberg
Marijuana Company of America, Inc.
July 17, 2017
Page 3
Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, page 7
7. We note your risk factor on page 14 states that if you fail to protect your IP, your business could be adversely affected. Please discuss any legal limitations on your ability to enforce the protection of your intellectual property due to federal and state laws prohibiting the production and sale of marijuana.

Management's Discussion and Analysis of Financial Condition and Results of Operations for 2016
and 2015
Comparison of 2016 to 2015, page 17

8. Revise to provide a discussion of the comparative interim periods for the first quarters of
       2017 and 2016. Tell us the basis for your assertion on page 16 that you "undertake no duty to update this information." Refer to Item 303(b) of Regulation S-K, and revise your disclosure to reflect your duty to have current information as of the date of effectiveness as well as your future reporting duties to be triggered by effectiveness.
9. Revise your comparative discussions to provide quantification of the expense categories and specific factors you identify or discuss in this section. Revise to identify and quantify the "various other general and administrative cost increases" that affected the periods presented. More clearly discuss the trends experienced in your various expense categories, specifically discussing the extent to which you expect those trends to continue to similarly affect those respective expense categories. Quantify and discuss your gross profit margin percentages for the periods presented. Discuss the reasons for the changes in the percentage between periods, and discuss the extent to which you expect the trends experienced to date or other known trends to affect your gross margin.

Directors and Executive Officers, page 19

10. Please provide clear disclosure regarding the business experience of each of your executive officer and directors during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation
S-K.

Security Ownership of Certain Beneficial Owners and Management, page 19

11. Please provide disclosure required by Regulation S-K Item 403 with respect to the beneficial owners of your outstanding class of preferred stock.

Certain Relationships and Related Transactions, and Director Independence, page
22

12. Please expand to provide disclosure pursuant to Item 404 of Regulation S-K with respect to any transactions in which the amount exceeded the lesser of $120,000 or 1% of the
 Donald Steinberg
Marijuana Company of America, Inc.
July 17, 2017
Page 4
        average of your total assets at year end for the last two completed fiscal years. Refer to
        Item 404(d).

Recent Sales of Unregistered Securities, page 24

13. Please expand your disclosure to name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.
14. Please disclose the consideration for each transaction, the specific exemption for each transaction and the facts supporting reliance upon the exemption, as required by Item
       701(c) and (d) of Regulation S-K.

Description of Registrant's Securities to be Registered, page 26

15. In light of the 10 million outstanding shares of Class A preferred stock that entitle the holders to exercise 100 votes for each share of Class A preferred stock held, please clarify your statement that "holders of in excess of 50% of the aggregate number of shares of
       Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter...."

Preferred Stock, page 27

16. Please expand your disclosure of the voting rights associated with the outstanding Class
       A preferred stock to indicate whether the holders vote as a single class or if they vote together with the holders of common stock. Please also clarify whether the rights of holders of Class A preferred stock can be modified otherwise than by a vote of a majority or more of the shares outstanding, voting as a class.

Consolidated Financial Statements
Note 1 -- Significant Accounting Policies, page F-21

17. You disclose that you changed your business model and experienced a change of control in 2015. Revise to more clearly disclose how you treated this change in control in your financial statements, and tell us how you determined your presentation was appropriate.
       Revise your financial statements as well as Management's Discussion and Analysis to clearly disclose the extent to which the expenses presented for 2015 relate to the predecessor business versus your successor business model.
18. Revise your balance sheet or footnotes to provide a quantified breakdown by major class of inventory. Refer to ASC 210-10-S99-1.

Exhibits

19. Please file your Equity Incentive Plan as an exhibit pursuant to Item 601(b)(10)(iii) of
       Regulation S-K.
 Donald Steinberg
Marijuana Company of America, Inc.
July 17, 2017
Page 5
20. You state on page 23 that you have entered into an employment agreement with each of your named executive officers. Please file these employment agreements as exhibits per
        Item 601(b)(10)(iii)(A) of Regulation S-K.
21. Please file the agreement with CBD Global, Inc. referenced on page 7, or tell us why you do not believe it is required to be filed as an exhibit. Refer to Item 601(b)(10) of
       Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Bonnie Baynes at (202) 551-4924 or Kevin W. Vaughn at
(202) 551-
3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Mary Beth Breslin at
(202) 551-3625
with any other questions.



                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc: Tad Mailander